Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We have issued our report dated March 25, 2019, with respect to the consolidated balance sheets as of December 31, 2018 and 2017, and the related consolidated statements of operations, comprehensive loss, changes in stockholders’ equity (deficit), and cash flows for each of the two years in the period ended December 31, 2018, included in the Annual Report of SAExploration Holdings, Inc. on Form 10-K for the year ended December 31, 2018. We hereby consent to the incorporation by reference of said report in the Registration Statements of SAExploration Holdings, Inc. on Forms S-3 (File Nos. 333-228738 and 333-213386) and on Forms S-8 (File Nos. 333-228819; 333-213756 and 333-214852).

/s/ Pannell Kerr Forster of Texas, P.C.

Houston, Texas

March 25, 2019